COLONY BANKCORP, INC.
November 3, 2021
VIA EDGAR FILING and E-MAIL: EnvallE@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Eric Envall

Re:     Colony Bankcorp, Inc.
Registration Statement on Form S-3
File No. 333-260498
Request for Acceleration of Effectiveness
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Colony Bankcorp, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act at 4:00 p.m., Eastern Time, on Friday, November 5, 2021, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Sincerely, COLONY BANKCORP, INC.

By:	/s/ Tracie Youngblood
	Name:	Tracie Youngblood
	Title:	Executive Vice President and Chief Financial Officer